



martin currie

MONTHLY INSIGHT

At January 31, 2005

THE CHINA FUND, INC. (CHN)

Asian Direct Capital Management

IN BRIEF

Net asset value per share	US$25.89
Market price	US$31.28
Premium/(discount)	20.82%
Fund size	US$262.5m

Past performance is not a guide to future returns.
Source: State Street Corporation. *Source for index data: MSCI.

At January 31, 2005		US$ returns
	China Fund NAV %	MSCI Golden Dragon* %
One month	6.9	-3.3
One year	6.2	3.4

MANAGER'S COMMENTARY

The New Year has so far been less than happy for Chinese stockmarkets. As the oil price and US dollar both firmed, they all fell sharply at the start of the month. The domestic A share market was particularly weak. It fell to a five-year low as the government failed to address the non-floating share issue, and launched a new IPO process with two unattractive offerings (both power plants). A cut in stamp tax failed to improve sentiment. However, the markets rallied towards the month end after supportive economic statistics. These showed that China continued to grow at a robust 9.5% year-on-year in the fourth quarter of 2004. Meanwhile, the consumer price index (CPI) slowed to 2.4% in December, down from 2.8% in November. The rally in the Hang Seng index was noticeably less pronounced than for the H share and Taiwan indices, as its heavily weighted property and bank stocks remain under pressure from the inexorable rise in US interest rates.

This rise in US rates is increasing the attractiveness of the US dollar. If the Chinese government can weather the forthcoming G8 meeting and news of an increase in the trade surplus resulting from the ending of the textile quota system, then it may be able to hold the line on the RMB. For that reason, we are turning less negative on exporters, including the technology sector. With new equity supply a recurring problem in the Chinese stockmarkets, one positive factor for the next two or three months is that we are in a 'rain shadow' for new IPOs. The need now to use audited 2004 figures in applications to list on the HKSE means that we will be free of large, new IPOs for a while, the next probably being Shenhua Coal and Bank of Communications in late May or June.

INVESTMENT STRATEGY

Your fund is 95.3% invested with holdings in 56 companies, of which four are unlisted. Following the large dividend payment in early January, we rebalanced the portfolio. Our purchases included the newly-listed catering company **Fu Ji**, and additions to existing small positions in **Netcom, Guangshen Railway, Shineway Pharmaceutical** and sanitary napkin maker Heng An. We sold China Shipping Container, one of the few remaining cyclical stocks in our portfolio, and reduced Taiwanese financial stocks **Cathay, Fubon and Polaris**.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

CDW Holding Limited ("CDW", formerly Tomoike Industrial (H.K.) Ltd.) had a successful IPO on the Singapore Stock Exchange on January 26, 2005. As part of the offering, the Fund divested a quarter of its holding. Net proceeds returned to the Fund from the vendor sales disposal was approximately U$4.55 million. This represented approximately two times the original investment made by the Fund in February 2003. Based on the IPO price, the net proceeds on vendor shares sale and the value of the remaining shares represent approximately eight times of the Fund's original cost of investment. Mr Koh Kuek-Chiang remains a non-executive director of CDW.

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS

Market cap	US$315.4m
Shares outstanding	10,138,287
Exchange listed	NYSE
Listing date	July 10, 1992
Investment adviser	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

Source: State Street Corporation.

ASSET ALLOCATION



Hong Kong	58.4%
Taiwan	23.7%
B Shares	3.4%
New York	0.2%
Direct	9.6%
Other assets & liabilities	4.7%

Source: State Street Corporation

SECTOR ALLOCATION

	The China Fund, Inc	MSCI Golden Dragon
Industrials	21.8%	12.8%
Information technology	16.8%	21.0%
Consumer discretionary	14.4%	6.7%
Utilities	9.3%	7.7%
Materials	8.7%	7.6%
Consumer staples	8.0%	0.6%
Healthcare	5.0%	0.1%
Telecommunications	5.0%	7.4%
Financials	4.6%	30.7%
Energy	1.7%	5.4%
Other assets & liabilities	4.7%	-
Total	**100.0%**	**100.0%**

Source: State Street Corporation. Source for index data: MSCI

PERFORMANCE   (US$ RETURNS)

	NAV %	Market price %
One month	6.9	-4.4
Year to date	6.9	-4.4
Three years (annualized)	25.4	40.9

Past performance is not a guide to future returns.
Source: State Street Corporation

DIRECT INVESTMENTS (9.6%)

CDW Holding Ltd	Information technology	7.1%
Global e Business	Information technology	1.2%
Captive Finance	Financials	1.1%
teco Optronics	Information technology	0.2%

15 LARGEST LISTED INVESTMENTS (44.7%)

Chaoda Modern Agriculture	Consumer staples	5.2%
BYD	Industrials	3.8%
China International Marine	Industrials	3.4%
Shenzhen Expressway	Utilities	3.2%
Xinao Gas	Utilities	3.1%
Weichai Power	Consumer discretionary	3.0%
Anhui Expressway	Utilities	3.0%
Synnex Technologies	Consumer discretionary	2.8%
Comba Telecom Systems	Telecommunications	2.7%
Merry Electronics	Consumer discretionary	2.6%
TCL International	Consumer discretionary	2.5%
Golden Meditech	Healthcare	2.4%
Taiwan Green Point	Information technology	2.4%
TPV Technology	Industrials	2.3%
China Netcom	Telecommunications	2.3%

Source: State Street Corporation

FUND PERFORMANCE (BASED ON NET ASSET VALUE)   (US$ RETURNS)

	One month %	Three months %	Calendar year to date %	One year %	Three years % pa	Five years % pa	Since launch % pa
The China Fund, Inc.	6.9	10.6	6.9	6.2	25.4	17.8	8.6
MSCI Golden Dragon	-3.3	8.2	-3.3	3.4	9.9	-3.9	n/a
Hang Seng Chinese Enterprise	-0.8	4.6	-0.8	2.4	35.1	20.9	n/a

Past performance is not a guide to future returns.
Source: State Street Corporation. Launch date July 10, 1992. Three year, five year and since launch returns are all annualized.
Source for index data: MSCI for the MSCI Golden Dragon and Copyright 2002 Bloomberg LP for the Hang Seng Chinese Enterprise.

PERFORMANCE IN PERSPECTIVE



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of January 31, 2005.

THE CHINA FUND INC. PREMIUM/DISCOUNT



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of January 31, 2005.

DIVIDEND HISTORY CHART



	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Total	**0.91**	**0.61**	**0.09**	**0.08**	**0.50**	**0.08**	**0.11**	**0.00**	**0.13**	**0.21**	**1.78**	**3.57**
Income	0.09	0.01	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.06	0.07	0.20
Long term capital	0.04	0.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.67	3.27
Short term capital	0.79	0.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.15	1.04	0.10

Past performance is not a guide to future returns.
Source: State Street Corporation.

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong					**58.4%**
Chaoda Modern Agriculture	682 HK	HK$3.2	34,089,900	13,767,163	5.2%
BYD	1211 HK	HK$23.8	3,225,000	9,819,774	3.8%
Shenzhen Expressway	548 HK	HK$3.1	21,494,000	8,473,650	3.2%
Xinao Gas	2688 HK	HK$4.5	13,976,000	8,063,129	3.1%
Weichai Power	2338 HK	HK$24.5	2,536,000	7,949,436	3.0%
Anhui Expressway	995 HK	HK$4.4	13,938,000	7,817,839	3.0%
Comba Telecom Systems	2342 HK	HK$3.4	16,118,000	7,077,500	2.7%
TCL International	1070 HK	HK$1.6	32,318,000	6,670,810	2.5%
Golden Meditech	8180 HK	HK$1.8	27,900,000	6,402,733	2.4%
TPV Technology	903 HK	HK$4.8	9,968,000	6,134,193	2.3%
China Netcom	906 HK	HK$11.3	4,253,000	6,106,911	2.3%
Solomon Systech	2878 HK	HK$2.1	20,698,000	5,638,914	2.1%
Fujian Zijin Mining	2899 HK	HK$3.4	12,400,000	5,444,907	2.1%
Li Ning	2331 HK	HK3.7	11,400,000	5,371,189	2.1%
Yanzhou Coal Mining	1171 HK	HK$11.1	3,146,000	4,456,862	1.7%
Fountain Set	420 HK	HK$4.9	6,714,000	4,239,316	1.6%
Sinotrans	598 HK	HK$2.6	12,835,000	4,196,085	1.6%
China Fire Safety	8201 HK	HK$0.6	50,380,000	4,069,180	1.6%
China Travel	308 HK	HK$2.5	10,000,000	3,173,097	1.2%
Weiqiao Textile	2698 HK	HK$11.9	1,854,500	2,817,432	1.1%
Natural Beauty Bio-Technology	157 HK	HK$0.6	32,780,000	2,437,503	0.9%
Ocean Grand Chemicals	2882 HK	HK$1.1	17,379,000	2,384,057	0.9%
Asia Aluminium	930 HK	HK$0.8	23,250,000	2,354,823	0.9%
Hengan International	1044 HK	HK$4.8	3,600,000	2,215,399	0.9%
Beiren Printing Machinery	187 HK	HK$2.4	7,000,000	2,176,296	0.8%
China Shineway Pharmaceutical	2877 HK	HK$4.4	3,576,000	1,994,320	0.8%
China Rare Earth	769 HK	HK$1.0	15,254,000	1,877,427	0.7%
Nanjing Dahe Outdoor Media	8243 HK	HK$0.4	37,500,000	1,826,935	0.7%
Singamas Container	716 HK	HK$4.8	3,000,000	1,826,935	0.7%
Sino Golf	361 HK	HK$1.2	11,735,000	1,820,441	0.7%
Guangshen Railway	525 HK	HK$3.2	4,042,000	1,619,401	0.6%
Asia Zirconium	395 HK	HK$0.9	13,196,000	1,590,297	0.6%
FU JI Food & Catering	1175 HK	HK$7.2	1,160,000	1,070,776	0.4%
Arcontech	8097 HK	HK$0.2	18,386,000	407,795	0.2%
Taiwan					**23.7%**
Synnex Technologies	2347 TT	NT$45.0	5,165,604	7,321,329	2.8%
Merry Electronics	2439 TT	NT$72.0	3,012,016	6,830,398	2.6%
Taiwan Green Point	3007 TT	NT$92.5	2,155,749	6,280,529	2.4%
EVA Airways	2618 TT	NT$15.2	11,300,000	5,409,764	2.0%
Cheng Shin Rubber	2105 TT	NT$38.6	3,805,974	4,627,105	1.8%
Cathay Financial	2882 TT	NT$62.5	2,331,000	4,588,583	1.7%
Fubon Financial	2881 TT	NT$31.8	4,453,952	4,460,966	1.7%
Tripod Technology	3044 TT	NT$43.2	2,778,413	3,780,392	1.4%
ET Internet Technology	2614 TT	NT$15.6	7,136,000	3,506,192	1.3%
China Metal Products	1532 TT	NT$33.6	2,974,714	3,148,044	1.2%
Data Systems Consulting	2447 TT	NT$19.1	4,237,987	2,549,466	1.0%
Taiwan FamilyMart	5903 TT	NT$51.5	1,567,231	2,542,123	1.0%
Chicony Electronics	2385 TT	NT$27.1	2,404,152	2,052,048	0.8%
Soft-World International	5478 TT	NT$60.5	933,457	1,778,713	0.7%
Yieh United Steel	9957 TT	NT$15.5	3,500,000	1,708,661	0.7%
Wintek	2384 TT	NT$33.5	1,421,104	1,499,432	0.6%
B shares					**3.4%**
China International Marine	200039 CH	HK$17.9	3,908,395	8,969,323	3.4%
New York					**0.2%**
Chindex International	CHDX US	US$7.9	69,987	552,897	0.2%
Direct					**9.6%**
CDW Holding Ltd			60,000,000	18,643,499	7.1%
Global e Business			40,000	3,034,049	1.2%
Captive Finance			2,000,000	3,045,000	1.1%
teco Optronics			1,861,710	592,715	0.2%
Other assets & liabilities					**4.7%**

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com